Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Change of dates for publishing of results

The times for publication of Statoil’s (OSE:STL, NYSE:STO) results, and the 2007 annual general meeting are planned as follows:

30 May at 08:00 (CET)
Publishing of first quarter 2007 results

15 May at 17:00 (CET)
Annual general meeting to be held in Stavanger

30 July at 08:00 (CET)
Publishing of second quarter 2007 results

29 October at 08:00 (CET)
Publishing of third quarter 2007 results

As a result of the merger process between Statoil and Hydro’s oil and gas divisions these dates may be subject to change. A new stock market announcement will be made in advance of any such changes.

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.